FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
(780) 992-5231
(Telephone number, including area code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-

The following document is included in this Form 6-K and is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):
1.	The Registrant’s Report of Voting Results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: May 8, 2006	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

THE WESTAIM CORPORATION
Annual Meeting of Shareholders of
The Westaim Corporation (the “Issuer”)
May 3, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations (Section 11.3)
The following matters were put to a vote by a show of hands at the annual general meeting of shareholders of the Issuer held on May 3, 2006:

Outcome of Vote
1.	The election of directors nominated by management of the Issuer as outlined in the Issuer’s proxy information circular dated March 8, 2006 which has been filed on SEDAR	Carried

2.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Issuer and the authorization of the board of directors to fix the auditors’ remuneration	Carried